UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001 per share par value

(Title of Class of Securities)

00430H 102

(CUSIP Number)

Jack W. Schuler

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

(224) 880-1210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430H 102
1	Names of Reporting Persons.
Jack W. Schuler
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 69,352
	8	Shared Voting Power 17,117,607
	9	Sole Dispositive Power 69,352
	10	Shared Dispositive Power 17,117,607

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,186,959
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	25.7%
14	Type of Reporting Person	IN

CUSIP No. 00430H 102
1	Names of Reporting Persons.
Jack W. Schuler Living Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 17,062,632
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,062,632

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,062,632
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	25.6%
14	Type of Reporting Person	OO

CUSIP No. 00430H 102

This Amendment No. 9 amends and supplements that certain Statement on Schedule 13D filed on May 3, 2012 by Abeja Ventures, LLC (“Abeja”), as amended by the following amendments: (i) Amendment No. 1 filed on July 9, 2012 by Abeja, Jack W. Schuler, John Patience and Lawrence Mehren; (ii) Amendment No. 1 filed on March 20, 2013 by Mr. Schuler; (iii) Amendment No. 2 filed on September 3, 2013 by Mr. Schuler; (iv) Amendment No. 3 filed on March 19, 2014 by Mr. Schuler; (v) Amendment No. 4 filed on May 28, 2014 by Mr. Schuler; (vi) Amendment No. 5 filed on December 29, 2015 by Mr. Schuler; (vii) Amendment No. 6 filed on February 25, 2016 by Mr. Schuler; (viii) Amendment No. 7 filed on February 20, 2018 by Mr. Schuler and (ix) Amendment No. 8 filed on April 12, 2018 by Mr. Schuler (collectively, the “Schedule 13D”), with respect to the common stock, $0.001 per share par value (the “Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation formerly known as Accelr8 Technology Corporation (the “Company”).

The Schedule 13D previously reported shares of Common Stock beneficially owned by Mr. Schuler, as the reporting person, including shares indirectly held through the Jack W. Schuler Living Trust (the “Trust”), the Schuler Family Foundation (the “Foundation”), Schuler Grandchildren LLC and the Schuler GC 2010 Continuation Trust. As reported in this Amendment No. 9, on or around September 15, 2021, the Foundation agreed to transfer by gift all of the securities in the Company held by the Foundation. Additionally, shares previously disclosed as being beneficially owned indirectly through the Schuler Grandchildren LLC have been omitted as Mr. Schuler has ceased to be a manager of the Schuler Grandchildren LLC. Shares previously disclosed as being beneficially owned indirectly through the Schuler GC 2010 Continuation Trust have also been omitted as such shares were gifted to other entities for which Mr. Schuler does not have voting nor dispositive power over. This Amendment No. 9 also adds the Trust as a reporting person to the Schedule 13D.

Capitalized terms used herein and not otherwise defined in this Amendment No. 9 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	The persons filing this Schedule 13D are (i) Jack W. Schuler and (ii) the Jack W. Schuler Living Trust (collectively, the “Reporting Persons”).

(b)	The Reporting Persons’ principal address is 100 N. Field Drive, Suite 360, Lake Forest, Illinois 60045.

(c)	Mr. Schuler is principally engaged in the business of investing in securities.

The Trust is a living trust established by Mr. Schuler. Mr. Schuler serves as sole trustee of the Trust.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schuler is a United States citizen.

The Trust is organized under the laws of the State of Illinois.

CUSIP No. 00430H 102

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended by replacing the last paragraph in Item 3 in its entirety with the following:

In March 2018, the Foundation purchased an aggregate of $30 million of Notes (as defined in Item 4 of this Schedule 13D) in the Notes Offering (as defined in Item 4 of this Schedule 13D). During 2019, the Foundation purchased an additional $12 million of Notes on the open market. The Notes were purchased using funds available to the Foundation and were acquired for investment purposes.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

On March 22, 2018, the Company entered into a purchase agreement with J.P. Morgan Securities LLC, as representative of the several initial purchasers named therein (collectively, the “Initial Purchasers”), to issue and sell $150 million aggregate principal amount of 2.50% Convertible Senior Notes due 2023 (the “Notes”) in a private placement (the “Notes Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. In addition, the Company granted the Initial Purchasers a 13-day option to purchase up to an additional $22.5 million aggregate principal amount of the Notes on the same terms and conditions, which was partially exercised by the Initial Purchasers on April 4, 2018 and resulted in an aggregate of $171.5 million of Notes issued.

The Foundation purchased an aggregate of $30 million of Notes in the Notes Offering on the same terms as those under which other investors purchased the Notes, although no discount or commission in respect of such notes purchased by the Foundation was paid by the Company to the Initial Purchasers. During 2019, the Foundation purchased an additional $12 million of Notes on the open market. The Notes purchased by the Foundation constitute part of the same series as the other Notes sold in the Notes Offering, including with respect to voting rights under the indenture governing the Notes.

The Notes bear interest at a rate of 2.50% per year, payable semi-annually on March 15 and September 15 of each year, beginning on September 15, 2018. The Notes will mature on March 15, 2023, unless earlier repurchased by the Company or converted pursuant to their terms. The initial conversion rate of the Notes is 32.3428 shares of Common Stock per $1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately $30.92 per share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events but will not be adjusted for accrued and unpaid interest. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of Common Stock, or a combination thereof, at its election.

On or around September 15, 2021, the Foundation agreed to transfer by gift $42 million of Notes and 1,267,023 shares of Common Stock, representing all of the securities in the Company held by the Foundation, to the Schuler Initiative Supporting Charitable Trust (the “Supporting Organization”). The Supporting Organization is a tax-exempt organization and is not an affiliate of Mr. Schuler.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including, subject to applicable law, (i) to hold their Common Stock as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in Item 4 of Schedule 13D.

CUSIP No. 00430H 102

Item 5. Interest in Securities of Issuer

Items 5(a - b) and 5(c) of the Schedule 13D are amended and restated as follows:

(a - b) As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 17,186,959 shares of Common Stock, representing approximately 25.7% of the shares outstanding. This amount consists of: (i) 69,352 shares that Mr. Schuler has the right to acquire upon exercise of stock options exercisable within 60 days of the date of this filing (the “Option Shares”); (ii) 17,062,632 shares held by the Trust; and (iii) 54,975 shares held by Mr. Schuler’s spouse.

The foregoing beneficial ownership percentages are based on a total of approximately 66,779,242 shares of Common Stock outstanding as of the date of this filing as provided by the Company, plus, for purposes of calculating Mr. Schuler’s beneficial ownership percentage, the Option Shares.

Mr. Schuler has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the Option Shares. As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 17,062,632 shares held by the Trust. Additionally, Mr. Schuler may be deemed to share with his spouse the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 54,975 shares held by Mr. Schuler’s spouse. Mr. Schuler disclaims any beneficial ownership in the shares held by his spouse.

(c)       In addition to the gift by the Foundation of $42 million of Notes and 1,267,023 shares of Common Stock, representing all of the securities in the Company held by the Foundation, to the Supporting Organization as described in Item 4 of this Schedule 13D, the Reporting Persons have effected the following transaction in Common Stock within the past 60 days, which consisted of open market purchases.

Date of Transaction	Name of Party Effecting Transaction	Number of Common Stock	Average Price Per Share
9/23/2021	Jack W. Schuler Living Trust	27,353	$5.50
9/24/2021	Jack W. Schuler Living Trust	192,200	$5.45
9/27/2021	Jack W. Schuler Living Trust	150,000	$5.33
9/28/2021	Jack W. Schuler Living Trust	59,978	$5.31

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1.	Joint Filing Agreement

CUSIP No. 00430H 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 5, 2021

Jack W. Schuler

By:	/s/ Jack W. Schuler

Jack W. Schuler Living Trust

By:	/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee